Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

MANAGEMENT REPORT

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The consolidated financial statements have been prepared by management in United States dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the consolidated financial statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the NYSE-MKT. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the consolidated financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. In making its assessment, Management has used the original Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, a registered public accounting firm, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the consolidated financial statements and the Company’s internal control over financial reporting as at December 31, 2013, as stated in their Auditors’ Report. Ernst & Young LLP has provided such opinions.

Joseph Longpré	Gilmour Clausen
Senior Vice-President & Chief Financial Officer	President & Chief Executive Officer

March 27, 2014
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Augusta Resource Corporation

We have audited the accompanying consolidated financial statements of Augusta Resource Corporation (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Augusta Resource Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net comprehensive loss of $6.5 million during the year ended December 31, 2013. In addition, the Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont Project, including the repayment of the Red Kite loan, and as at December 31, 2013, the Company has a working capital deficiency. These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 27, 2014, expressed an unqualified opinion on the Company's internal control over financial reporting.

Vancouver, Canada,
March 27, 2014	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Augusta Resource Corporation

We have audited Augusta Resource Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Augusta Resource Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Assessment of Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Augusta Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Augusta Resource Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and our report dated March 27, 2014, expressed an unqualified opinion thereon that included an explanatory paragraph regarding Augusta Resource Corporation's ability to continue as a going concern.

Vancouver, Canada
March 27, 2014	Chartered Accountants

Augusta Resource Corporation
Consolidated Statements of Financial Position
(in U.S. dollars)

		December 31,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	3	$2,267,578	$29,050,005
Short-term investments	5	137,209	260,770
Accounts receivable	10b	7,654,640	4,548,032
Due from related parties	11	13,856	18,174
Current portion of other assets	5	-	750,000
Prepaids and other	8	4,270,851	361,802
		14,344,134	34,988,783
Non-current assets
Restricted funds	5	385,360	-
Deposits on long-lead equipment	4	11,670,924	11,670,924
Development costs	6, 11	182,222,232	152,708,037
Property, plant, and equipment	4	86,392,662	83,302,232
Mineral properties	6	24,592,564	24,592,564
Other assets	5	2,373,583	2,337,902
		$321,981,459	$309,600,442
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$4,425,550	$6,220,268
Other liability	6	3,002,801	-
Warrants liability	8, 9d	1,683,077	-
Current portion of long-term debt	8	93,515,920	-
		102,627,348	6,220,268
Non-current liabilities
Deferred income tax liability	14	3,369,000	3,516,000
Derivative Liability	8	1,935,085	-
Long-term debt	8, 11	6,282,445	86,837,755
Total liabilities		114,213,878	96,574,023
Shareholders' equity
Share capital	9	220,976,846	220,339,132
Reserves		27,015,682	26,416,067
Deficit		(40,224,947)	(33,728,780)
		207,767,581	213,026,419
		$321,981,459	$309,600,442
Going Concern and Commitments	1, 13

On Behalf of the Board of Directors

/S/ Lenard F. Boggio	/S/ Gilmour Clausen
Director	Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
(in U.S. dollars)

	Notes	2013	2012

EXPENSES
Salaries and benefits	11	$1,850,893	$1,927,850
Stock-based compensation	9	1,435,112	2,071,353
Exploration and project investigation		1,449,616	1,213,335
Legal, accounting and audit		854,155	671,619
Travel		187,981	240,452
Consulting		117,442	92,576
Filing and regulatory fees		136,621	147,744
Recruiting fees		847	31,867
Office and administration	11	507,775	323,539
Rent	11	356,767	247,983
Investor relations		102,191	132,039
Directors' fees		193,137	197,746
Insurance		379,570	354,057
Membership and conferences		17,762	23,623
Amortization and depreciation		371,116	264,290
Fiscal and advisory services		29,988	16,053
Loss from operations		(7,990,973)	(7,956,126)
Interest and other income		787,778	657,107
Other expenses		(422,126)	(507,481)

Gain on shares, warrants and derivatives	5, 8	1,058,665	364,088
Foreign exchange gain		165,249	47,001
Interest and finance charges	8	(241,760)	(18,466)
Loss before taxes		(6,643,167)	(7,413,877)
Deferred income tax recovery (expense)	14	147,000	(2,305,000)
Net loss and comprehensive loss for the
year		$(6,496,167)	$(9,718,877)

Loss per share
- Basic		$(0.05)	$(0.07)
- Diluted		$(0.05)	$(0.07)
Weighted average number of shares outstanding -
- Basic		144,293,033	143,958,525
- Diluted		144,293,033	143,958,525

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
(in U.S. dollars)

	Notes	2013	2012
Cash flows used in operating activities
Net loss and comprehensive loss for the year		$(6,496,167)	$(9,718,877)
Items not involving cash
Amortization and depreciation		371,116	264,290
Unrealized foreign exchange gain		(372,001)	(53,582)
Accretion income		(225,874)	(311,080)
Stock-based compensation		1,435,112	2,071,353
Deferred income tax (recovery) expense		(147,000)	2,305,000
Gain on shares, warrants, derivative liability and other		(1,104,023)	(364,088)
Financing costs on convertible notes		211,781	-
		(6,327,056)	(5,806,984)
Changes in non-cash working capital items	10a	22,907	475,124
Cash used in operating activities		(6,304,149)	(5,331,860)
Financing activities
Shares issued for cash	9c	180,229	1,689,519
Proceeds from issuance of long-term debt	8	13,717,347	40,000,000
Prepaid debt issuance costs		(3,787,216)	(1,103,361)
Cash provided by financing activities		10,110,360	40,586,158

Investing activities
Deposits on long-lead equipment		(738,831)	(4,265,941)
Development cost expenditures		(22,200,056)	(29,090,236)
Property, plant and equipment expenditures		(4,995,015)	(2,873,925)
Advances to joint venture	10b	(2,946,339)	(3,148,497)
Annual payment and final settlement of long-term receivable	5	2,050,000	750,000
Proceeds from insurance		-	2,125,691
Purchase of other assets		(1,364,309)	(770,149)
Restricted funds contribution		(385,360)	-
Cash used in investing activities		(30,579,910)	(37,273,057)

Effect of exchange rate changes on cash and cash equivalents		(8,728)	51,982
Decrease in cash and cash equivalents		(26,782,427)	(1,966,777)
Cash and cash equivalents, beginning of year		29,050,005	31,016,782
Cash and cash equivalents, end of year		$2,267,578	$29,050,005

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Changes in Equity
(in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance at December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Proceeds from exercise of stock options	790,002	2,404,681	(715,162)	-	1,689,519
Restricted shares and restricted share units issued, net of forfeitures	136,334	376,889	(376,889)	-	-
Stock-based compensation expense	-	-	2,071,737	-	2,071,737
Stock-based compensation capitalized	-	-	1,641,942	-	1,641,942
Warrant l iability transferred to reserves	-	-	1,680,745	-	1,680,745
Net loss and comprehensive loss for the year	-	-	-	(9,718,877)	(9,718,877)
Balance at December 31, 2012	144,086,728	$220,339,132	$26,416,067	$(33,728,780)	$213,026,419
Proceeds from exercise of stock options	317,381	288,859	(108,630)	-	180,229
Restricted shares and restricted share units issued, net of forfeitures	148,667	348,855	(348,855)	-	-
Stock-based compensation expense	-	-	1,435,268	-	1,435,268
Stock-based compensation capitalized, net of forfeitures	-	-	(378,168)	-	(378,168)
Net loss and comprehensive loss for the year	-	-	-	(6,496,167)	(6,496,167)
Balance at December 31, 2013	144,552,776	$220,976,846	$27,015,682	$(40,224,947)	$207,767,581

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 555 - 999 Canada Place, Vancouver, British Columbia V6C 3E1. The Company is domiciled in Canada and its common shares are listed on the Toronto Stock Exchange and NYSE MKT LLC under the symbol “AZC”. The Company’s most significant asset is the Rosemont copper project (“Rosemont” or “Rosemont Project”) which is located near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $6.5 million for the year ended December 31, 2013, and will require further drawdown of the Red Kite loan in the near term in order to meet its obligations as they come due.

The Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont Project and the repayment of the Red Kite loan maturing on July 21, 2014, with an option to extend the maturity date an additional three months to October 21, 2014. Based on the Company’s current funding sources and taking into account the negative working capital position at December 31, 2013, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company receiving the permits necessary for the construction of the Rosemont Project and raising additional debt or equity financing. The Company must obtain additional funding in the third quarter of 2014 in order to continue development and construction of the Rosemont Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Rosemont Project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were authorized for issue in accordance with a resolution from the Board of Directors on March 27, 2014.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The comparative figures presented in these consolidated financial statements are in accordance with IFRS.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of derivative liability, long-term debt and stock-based compensation expense.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(c)	Basis of consolidation

The consolidated financial statements of the Company include the following significant subsidiaries:

	Place of	Percentage
Name of Subsidiary	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company accounts for its rights to the assets, liabilities, income and expense of its 92.05% interest in the Rosemont Project, which is held by Rosemont Copper Company (“RCC”) and its 82.17% interest (December 31, 2012 - 63.08%) in JPAR LLC, which is held by Cobre Verde Development Corporation (Note 3). All intercompany transactions and balances are eliminated on consolidation.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and guaranteed investment certificates (“GIC”) with an original maturity of three months or less, when purchased. The Company’s cash and cash equivalents are invested with major financial institutions and are not invested in any asset-backed deposits or investments.

(e)	Restricted cash

Restricted cash includes cash and cash equivalents for which the use is restricted for specific purposes under certain arrangements. Restricted cash that is not expected to become unrestricted within the next twelve months is included in Restricted Cash, a non-current asset.

(f)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

(g)	Property, plant, and equipment

Property, plant, and equipment (“PPE”) is stated at cost, less accumulated depreciation. Depreciation is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights and mining equipment	Unit-of-production
Buildings	25 years
Computer hardware	5 years
Furniture and equipment	3 to 5 years
Vehicles	3 to 5 years

Water rights and mining equipment are amortized on a unit-of-production basis over the estimated proven and probable ore reserves upon commencement of commercial production. Furniture and equipment is amortized on a straight-line basis. When debt is incurred to finance the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized. Upon commencement of commercial production, the interest and financing costs are amortized on a units-of-production basis over the useful life of the related asset.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in consolidated statement of comprehensive loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(h)	Impairment of assets

At the end of each reporting period, the Company reviews its mineral properties, property, plant and equipment at the cash generating unit (“CGU”) to determine whether there is any indication that those assets are impaired. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely dependent of the cash inflows from other assets or group of assets. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the consolidated statements of comprehensive loss.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

(i)	Mineral properties and development costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable reserves are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances that indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

(j)	Decommissioning, restoration and similar liabilities (“asset retirement obligation”)

The Company records the present value of estimated costs of legal and constructive obligations required to restore the site in the period in which the obligation is incurred. The nature of these restoration activities include dismantling and removing structures, rehabilitating mines and tailings dam, dismantling facilities, closure of plant and waste sites and restoration, reclamation and re-vegetation of affected areas.

The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Since the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of the obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The present value of decommissioning and site restoration costs are recorded as a long-term liability. The provision is discounted using a nominal, risk free pre-tax discount rate. Charges for accretion and restoration expenditures, if any, are recorded as operating activities. In subsequent periods, the carrying amount of the liability is accreted by a charge to the consolidated statements of comprehensive loss to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the decommissioning provision, and a corresponding change in the carrying amount of the related long-lived asset.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

(k)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

(l)	Foreign currencies

The financial statements for each the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing on the balance sheet date are recognized in the statement of comprehensive loss.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in accumulated other comprehensive income or loss (“AOCI”), a component of equity.

On consolidation, the statements of comprehensive loss items are translated from the functional currency into U.S. dollars at average exchange rates. Balance sheet items are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities with a functional currency other than U.S. dollars are taken into AOCI. When the foreign operation is sold or any borrowings forming part of the net investment is repaid, a proportionate share of such exchange differences is recognized in the consolidated statements of comprehensive loss. For the periods presented, each of the Company’s subsidiaries had a U.S. dollar functional currency.

(m)	Borrowing costs

Interest and financing costs on debt or other liabilities that are directly attributable to the acquisition, construction and development of a qualifying asset are capitalized to the asset. Where the funds used to finance a project are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant general borrowings during the period. All other borrowing costs are expensed as incurred.

On commencement of commercial production, the interest and financing costs are amortized over the life of the mine.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

(n)	Interest in joint arrangements

The Company conducts JPAR LLC and its business relating to the Rosemont property through joint operations where the joint arrangement participants are bound by a contractual agreement establishing joint control over the assets of the joint arrangement. As joint operations, each party recognizes its rights to the assets, liabilities, revenues and expenses of the arrangement

(o)	Stock-based compensation

The fair value method of accounting is used for stock-based awards issued to employees and non- employees. Under this method, stock options, restricted shares and restricted share units (“Stock-Based Awards”) issued to employees are recorded at their estimated fair value on the grant date and are charged either to the consolidated statements of comprehensive loss or capitalized to development costs over the vesting period or condition with a corresponding credit to reserves. In the event the vesting condition is not met, the Stock-Based Awards are forfeited and the amortized amounts are reversed. For Stock-Based Awards issued to non-employees, the awards are measured at the date on which the services are provided. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury and are fair valued at the date of grant. The fair value is either charged to the consolidated statements of comprehensive loss or capitalized to development costs over the vesting period. If the vesting condition is not met, the restricted shares are forfeited and returned to treasury and the corresponding amortized amounts are reversed. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the fair value of the award on a straight-line basis over the vesting period. The forfeiture rate is reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

(p)	Income taxes

Current income taxes is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to taxes payable or receivable in respect of previous years.

Deferred income taxes are recorded using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

(q)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets such as the short-term investments are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the consolidated statements of comprehensive loss.

Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. The Company’s accounts receivable are classified as loans and receivables. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income except for losses in value that are considered other than temporary which are recognized in profit or loss. At December 31, 2013 and 2012, the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(r)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Financial liabilities classified as FVTPL include warrants with an exercise price denominated in a currency other than the issuer’s functional currency. Derivatives, including embedded derivatives separated from a host contract are also classified as FVTPL and recognized at fair value with changes in fair value recognized in profit or loss unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

(s)	Adoption of New or Amended IFRS

On January 1, 2013, the Company adopted the following new accounting standards that were previously issued by the IASB:

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company applied IFRS 10 at January 1, 2013, and this did not have an impact on the consolidated financial statements.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

Joint Arrangements

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principles-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its involvement in joint arrangements. A joint arrangement is an arrangement in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as either a joint operation or a joint venture, whereas under IAS 31, they were classified as a jointly controlled asset, jointly controlled operation or a jointly controlled entity. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures, whereas IAS 31 permitted a choice of the equity method or proportionate consolidation for jointly controlled entities. Under IFRS 11, for joint operations, each party recognizes its rights to and obligations for the assets, liabilities, revenues and expenses of the arrangement. The Company applied IFRS 11 retrospectively by reassessing the type of, and accounting for, each joint arrangement in existence at January 1, 2013. No significant impacts resulted to the consolidated financial statements.

Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, structured entities, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on its financial statements. Disclosures arising from the adoption of IFRS 12 can be found in Note 3 in the consolidated financial statements.

Fair Value Measurement

IFRS 13, Fair Value Measurement, sets out a single IFRS framework for measuring fair value, clarifies the definition of fair value, and enhances disclosures about fair value measurements. The Company applied IFRS 13 prospectively at January 1, 2013, and this did not have a significant impact on the consolidated financial statements.

Future Accounting Changes

Financial Instruments

IFRS 9, Financial Instruments replaces IAS 39, Financial Instruments: Recognition and Measurement. The IASB recently suspended the original planned effective date of January 1, 2015, and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard will have on its consolidated financial statements.

3.	INTERESTS IN JOINT ARRANGEMENTS

a)	Rosemont Project

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont Project as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued Tranche 2 - $106 million for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70 million and earned a 7.95% interest in the Rosemont joint venture. The Company is currently funding the Pre-Construction Costs until such time the final Record of Decision (“ROD”) has been issued and project financing is in place.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

The following is a summary of selected financial information of the Rosemont Project which is considered to be a joint operation at December 31, 2013 and December 31, 2012, on a 92.05% basis:

	December 31,	December 31,
Statement of Financial Position	2013	2012
Cash and cash equivalents	$249,131	$224,709
Other current assets	4,039,477	197,745
Non-current assets	278,762,282	262,543,496
Current liabilities	(3,255,535)	(5,338,015)
Other current liability	(3,002,802)	-
Deficit	2,967,072	2,183,260

	Year Ended December 31,
Statement of Cash Flows	2013	2012
Cash used in operating activities	$(301,072)	$(684,985)
Cash provided by financing activities	30,236,932	34,056,818
Cash used in investing activites	(29,911,438)	(34,582,603)
Decrease in cash and cash equivalents	24,422	(1,210,770)
Cash and cash equivalents, beginning of period	224,709	1,435,479
Cash and cash equivalents, end of period	$249,131	$224,709

For the year ended December 31, 2013, the Rosemont Project incurred incidental ranching income and related expenses that resulted in an operating loss of $0.8 million (2012 - $0.9 million).

UCM did not acquire any additional interest in the Rosemont Project during the year ended December 31, 2013 and 2012, and accordingly the Company did not recognize any gain or loss on sales of interest.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the Rosemont Project for Pre-Construction Costs and is repayable after the final ROD is received. During the year ended December 31, 2013, the Company advanced $32.9 million (Cumulative to-date - $82.9 million) to the Rosemont Project, of which 7.95% is due from UCM (See Note 10b).

b)	JPAR LLC

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint arrangement (“JPAR”) to construct and operate the CWCGV Central Arizona Project Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an operating agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management. On August 24, 2012, JPAR entered into a right of way lease with the Community Water Company Right of Way Trust for a 20-year lease on land used for the construction of CAP WDS at an annual base rent of $0.02 million.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

JPAR is accounted for as a joint operation and as at December 31, 2013, the assets were accounted for on an 82.17% basis (December 31, 2012 – 63.08%), except for accounts payables which are accounted for at 100%:

	December 31,	December 31,
Statement of Financial Position	2013	2012
Cash and cash equivalents	$75,618	$73,151
Non-current assets	1,590,904	551,941
Current liabilities	(101,787)	(44,825)

	Year Ended December 31,
Statement of Cash Flows	2013	2012
Cash used in operating activities	$-	$-
Cash provided by financing activities	808,899	580,267
Cash used in investing activites	(806,432)	(507,116)
Increase in cash and cash equivalents	2,467	73,151
Cash and cash equivalents, beginning of year	73,151	-
Cash and cash equivalents, end of year	$75,618	$73,151

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

						Long-lead
					Furniture and	Equipment and
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2012	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	52,149	15,052	176,586	4,196,803	4,440,590
Disposals	-	-	-	-	-	(2,125,691)	(2,125,691)
Reclassification	-	-	-	-	-	70,443,212	70,443,212
As at December 31, 2012	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869

As at January 1, 2013	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869
Additions	590,184	-	4,602	8,443	528	2,761,686	3,365,443
Dispoals	-	-	(14,451)	-	-	-	(14,451)
As at December 31, 2013	$6,269,824	$3,806,144	$454,631	$791,182	$780,070	$75,276,010	$87,377,861

						Long-lead
					Furniture and	Equipment and
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Other	Total

As at January 1, 2012	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	101,731	24,736	122,809	-	249,276
As at December 31, 2012	$-	$-	$289,544	$81,277	$353,816	$-	$724,637

As at January 1, 2013	$-	$-	$289,544	$81,277	$353,816	$-	$724,637
Depreciation	-	-	72,883	37,402	164,728	-	275,013
Disposals	-	-	(14,451)	-	-	-	(14,451)
As at December 31, 2013	$-	$-	$347,976	$118,679	$518,544	$-	$985,199

Net Book Value:
As at December 31, 2012	$5,679,640	$3,806,144	$174,936	$701,462	$425,726	$72,514,324	$83,302,232
As at December 31, 2013	$6,269,824	$3,806,144	$106,655	$672,503	$261,526	$75,276,010	$86,392,662

As at December 31, 2013, the long-lead equipment has not been placed into service; hence, the Company has not recognized any depreciation on such long-lead equipment.

Deposits on long-lead equipment

As at January 1, 2012	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012 and 2013	$11,670,924

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

5.	OTHER ASSETS

	Long-term	Intangible	Other	Computer
	Receivable	Assets	Assets	Software	Total
As at January 1, 2012	$2,469,895	$-	$135,830	$34,738	$2,640,463
Annual payment	(750,000)	-	-	-	(750,000)
Interest accretion	311,080	-	-	-	311,080
Amortization	-	-	(27,644)	(15,014)	(42,658)
Additions	-	-	-	929,017	929,017
	2,030,975	-	108,186	948,741	3,087,902
Less: current portion of long-term receivable	(750,000)	-	-	-	(750,000)
As at December 31, 2012	$1,280,975	$-	$108,186	$948,741	$2,337,902

As at December 31, 2012	$2,030,975	$-	$108,186	$948,741	$3,087,902
Annual payment and final settlement proceeds	(2,050,000)	-	-	-	(2,050,000)
Loss on final settlement	(206,849)	-	-	-	(206,849)
Interest accretion	225,874	-	-	-	225,874
Amortization	-	-	(49,779)	(79,578)	(129,357)
Additions	-	678,846	240,021	527,146	1,446,013
As at December 31, 2013	$-	$678,846	$298,428	$1,396,309	$2,373,583

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period.

On November 28, 2013, the Company and Ely agreed to an early settlement of the remaining receivable for $1.3 million. At the date of settlement, the carrying value of the Ely receivable was $1.5 million (December 31, 2012 - $2.0 million) which resulted in a loss on settlement of $0.2 million and is recognized in the Consolidated Statement of Comprehensive Loss.

The Company holds 1.62 million Ely common shares which are accounted for as held for trading securities. Changes to the fair value of the Ely common shares are recognized in the Consolidated Statements of Comprehensive Loss. As at December 31, 2013, the Ely common shares have a fair value of $0.1 million (December 31, 2012 - $0.3 million) and are recorded in short-term investments.

Leasehold Improvements

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25-year concession by the Administración Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico, with an option to extend the concession. At the end of the concession, the facility and related infrastructure assets will be transferred to API at no cost. The facility, which will be built on a 54,500 square meter site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. The concession payments are accounted as operating leases under IAS 17, Leases, and the costs for the design, engineering and construction of the export facility are accounted as leasehold improvements. The Company had also provided an irrevocable $0.4 million standby letter of credit to API and is classified as restricted funds.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The Company owns 92.05% of the Rosemont Project, which is in Pima County, Arizona, located approximately 50 kilometres southeast of City of Tucson, Arizona, and near a number of large porphyry type producing copper mines. The Rosemont property remains subject to a 3% net smelter royalty. The Rosemont property consists of 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing leases. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3a).

Mineral properties costs:
As at December 31, 2013 and 2012	$24,592,564

Development costs:
As at January 1, 2012	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation, net of forfeitures	1,527,532
As at December 31, 2012	152,708,037
Permitting, engineering and on-going support activities	20,784,999
Capitalized loan interest and financing charges	5,696,451
Purchase of mitigation land	3,463,029
Capitalized stock-based compensation, net of forfeitures	(430,284)
As at December 31, 2013	$182,222,232

On September 30, 2013, the Company exercised its option under a land purchase option agreement to purchase land for $5.3 million of which $1.8 million of option payments have already been paid. The land will become part of Rosemont’s land conservation program to protect wildlife and vegetation. A promissory note in the amount of $3.5 million was issued to the seller. The promissory note bears interest at 3% per annum and is payable in three payments of: $125,000 on March 31, 2014, $375,000 on May 30, 2014 and $3,030,000 on the earlier of 90 days following receipt of the final ROD or September 24, 2014, plus accrued interest. The fair value of the promissory note was estimated at $3.3 million which was calculated based on an effective interest rate of 19.5% and is recognized in other liability. Upon closing of the transaction, which is due on the earlier of 90 days following receipt of the final ROD or September 24, 2014, title of the land will then be transferred to the Company.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND OTHER LIABILITY

	December 31,	December 31,
Due within the year	2013	2012
Trade payables and accrued liabilities	$1,045,107	$882,253
Project related payables	3,380,443	5,338,015
	$4,425,550	$6,220,268

8.	LONG-TERM DEBT

	December 31,	December 31,
	2013	2012
Red Kite Loan	$93,515,920	$86,837,755
Convertible Unsecured Notes	6,282,445	-
Long-term debt	99,798,365	86,837,755
Less:
Current portion of long-term debt	(93,515,920)	-
Long-term portion	$6,282,445	$86,837,755

Red Kite Loan

On December 12, 2013, the Company closed a $26.6 million increase ("Additional Commitment") to the existing $83 million loan facility ("Existing Loan") with RK Mine Finance Trust I (“Red Kite”). The Additional Commitment and the Existing Loan total $109.6 million and are hereinafter referred to collectively as the “Expanded Loan”. In connection with the Expanded Loan, the Company paid an arrangement fee of $1.1 million and issued 3.3 million common share purchase warrants to Red Kite with an exercise price of $2.12 per common share. These warrants will expire on December 12, 2016. The terms for the Additional commitment are substantially the same as the Existing Loan, including a copper concentrate off-take agreement and interest payable at LIBOR plus 4.50% (December 31, 2013 – 4.75% and December 31, 2012 – 4.84%) compounded quarterly, except the Company has the option to extend the maturity date of the entire loan amount by up to three months to no later than October 21, 2014, by making an extension fee payment to Red Kite. The extension fee is equal to 1.5% of the principal amount of the Existing Loan outstanding for each monthly period extended.

Under IAS 32, Financial Instruments Presentation, the warrants have an exercise price that may be subject to adjustment under certain conditions. As a result, the warrants, which had a fair value of $1.6 million on the date of issue, were classified as a warrants liability. The warrants liability is fair valued at each balance sheet date with changes in the fair value being recognized in the Consolidated Statements of Comprehensive Loss. For the year ended December 31, 2013, the Company recorded a $0.1 million loss from changes in the fair value of the warrants liability.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

The 3.3 million common share purchase warrants issued on the Additional Commitment had a fair value of $1.7 million as at December 31, 2013, based on the following assumptions using the Black-Scholes Option Pricing Model:

December 31,
2013
Expected life in years	2.9
Expected volatility	70%
Expected dividend yield	0%
Risk-free interest rate	1.21%
Weighted average fair value of option	$0.51

The drawdown of the Additional Commitment will be separated into four tranches. The first tranche of $4.1 million was drawn on December 16, 2013, upon completion and signing of final documentation. The second tranche of $10 million was drawn on January 13, 2014, following the publication of Rosemont's final Environmental Impact Statement (“FEIS”) and draft ROD by the United States Forest Service (“USFS”). The third tranche of $7.5 million will be available for drawdown upon publication of Rosemont's final ROD by the USFS. The fourth tranche of $5 million will be available for drawdown upon issuance of the final Clean Water Action Section 404 Permit by the Army Corps of Engineers (“ACOE”).

The Company has the option to repay the Expanded Loan without penalty at any time prior to the July 21, 2014 maturity and the Expanded Loan is collateralized against the Company’s assets, including all shares of RCC, the Company’s wholly-owned subsidiary that holds the Rosemont assets. The Expanded Loan includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants.

Under the terms of the off-take agreement, the Company will supply Red Kite with 20% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when cumulative 1.5 million dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing.

The Company incurred $2.9 million of financing costs, including $1.6 million fair value of the 3.3 million common share purchase warrants, relating to the Additional Commitment and were deducted from the Tranche 1 proceeds. The carrying value of the Additional Commitment is accreted to its estimated cash outflow using the effective interest method. For the years ended December 31, 2013 and 2012, the Company recorded interest expense of $5.5 million and $3.9 million, respectively, which was calculated based on an effective interest rate of 5.98% to 11.09% (December 31, 2012 – 6.02%) and has been capitalized to development costs.

Convertible Unsecured Notes

On August 14, 2013, the Company entered into a Notes Purchase Agreement with two major shareholders (“Note Holders”), including Richard W. Warke, the Company's Executive Chairman providing for the issuance by the Company of an aggregate of Cdn$10 million in Notes. The Notes mature 5 years from the effective date of each of the Notes and bear interest at 7% rate per annum. The Company may at its option redeem the Notes after 3 years assuming the Company’s stock price is trading at least at 125% of the conversion price for 20 consecutive trading days ending 5 trading days prior to the date on which a written notice of redemption is provided. The Notes also provide the Note Holders thereof with an option to convert the principal into Common Shares at a conversion price equal to a 30% premium over the volume weighted average trading price on the TSX for the 5 trading days prior to the last business day before the closing date of each tranche of the Notes. A total commitment fee of $0.1 million was paid to each of the Note Holders pursuant to the Notes Purchase Agreement. The Company issued the Notes for the full Cdn$10 million in four tranches between September 4 and October 25, 2013. The Note Holders each hold a Cdn$5 million aggregate principal amount of Notes. Had the Notes Holders exercised their option on December 31, 2013, to settle the Notes in full in Common Shares, the Company would have issued 3,699,520 Common Shares at a weighted average conversion price of $2.70 per Common Share.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

The Company incurred financing costs of $0.4 million on the Notes which have been apportioned to the Notes and the conversion option of $0.3 million and $0.1 million, respectively. The financing costs relating to the Notes were deducted from the Notes proceeds and the carrying value of the Notes will be accreted up to the estimated cash outflow using the effective interest rate method. The financing costs relating to the conversion option were expensed as part of interest and financing charges. For the year ended December 31, 2013, the Company has recognized interest expense of $0.3 million of which $0.2 million have been capitalized to the Rosemont Project and $0.1 million have been expensed. The effective interest rate on the Notes was between 18.7% and 22.1% per annum.

The Notes includes specified loan covenants which are assessed regularly and the Company is in compliance with these covenants.

Under IAS 32, Financial Instruments Presentation, the common share conversion option on the Notes has a Canadian dollar denominated conversion price which is different than the Company’s US dollar functional currency. As a result, the common share conversion option, which had a fair value of $3.2 million on the date of issue, is classified as a derivative liability. The conversion option is fair valued at each balance sheet date with changes in the fair value being recognized in the Consolidated Statements of Comprehensive Loss. For the year ended December 31, 2013, the Company recorded a $1.2 million gain from changes in the fair value of the derivative liability.

As at December 31, 2013, the common share conversion option had a fair value of $1.9 million based on the following assumptions used in the Black-Scholes Option Pricing Model:

December 31,
2013
Expected life in years	3.7 to 3.8
Expected volatility	69% to 70%
Expected dividend yield	0%
Risk-free interest rate	1.58%
Weighted average fair value of option	$0.49 to $0.53

Project Financing Costs

The Company is in the process of arranging project financing for the Rosemont Project and has incurred project financing related transaction costs of $3.4 million as at December 31, 2013. These transaction costs are included in prepaids and other on the Consolidated Statements of Financial Position until project financing has been obtained at which time the transactions costs are deducted from the loan proceeds.

9.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Consolidated Statements of Changes in Equity

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on the grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board.

The following table summarizes the Company’s stock options outstanding as at December 31, 2012 and December 31, 2013:

		Weighted
		Average
	Number of	Exercise Price
	Options	(Cdn$)
Outstanding as at January 1, 2012	6,663,504	$2.41
Granted	1,183,500	2.85
Exercised	(790,002)	2.12
Forfeited	(131,667)	3.87
Expired	(150,000)	3.61
Outstanding as at December 31, 2012	6,775,335	3.14
Granted	1,525,000	2.59
Exercised	(341,667)	0.68
Forfeited	(600,500)	3.79
Expired	(425,000)	4.04
Outstanding as at December 31, 2013	6,933,168	$3.03

During the year ended December 31, 2013, a total of 341,667 stock options were exercised at a weighted average exercise price of Cdn$0.68. The weighted average share price when the stock options were exercised was Cdn$1.77. During the year ended December 31, 2013, a total of 600,500 stock options were forfeited as a result of employee terminations and not meeting a vesting condition on a certain option grant.

The following assumptions were used in the Black-Scholes Option Pricing Model to determine the fair value of the stock options granted during the year ended December 31, 2013 and 2012:

	2013	2012
Expected life in years	4.5	4.5
Expected weighted average annual volatility	81% - 92%	87% - 89%
Expected weighted average dividend yield	0%	0%
Weighted average risk-free interest rate	1.27% - 1.71%	1.22% - 1.48%
Weighted average fair value of each option	$1.71	$1.87

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock options outstanding as at December 31, 2013:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
Exercise Prices	Outstanding	Price	Life	Exercisable	Price	Life
(Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,183,334	$0.74	0.47	1,183,334	$0.74	0.47
$1.14 - $1.92	25,000	1.92	1.38	25,000	1.92	1.38
$1.93 - $2.30	181,000	2.10	4.02	76,998	2.11	4.12
$2.31 - $3.61	2,813,334	2.78	3.54	998,342	2.93	2.83
$3.62 - $4.97	2,730,500	4.35	3.13	1,963,338	4.31	3.53
	6,933,168	$3.03	2.86	4,247,012	$2.94	2.51

d)	Share Purchase Warrants

The following table summarizes the outstanding common share purchase warrants as at December 31, 2012 and December 31, 2013 (Note 8):

	Exercise		December 31,				December 31,
	Price	Expiry Date	2012	Issued	Exercised	Expired	2013
Warrants	$3.85	April 22, 2014	416,749	-	-	-	416,749
Warrants	$3.85	July 22, 2015	1,374,951	-	-	-	1,374,951
Warrants	$2.12	December 12, 2016	-	3,300,000	-	-	3,300,000
			1,791,700	3,300,000	-	-	5,091,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price denominated in a currency other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. On September 12, 2012, the Company changed the exercise price of the warrants from Canadian to US dollars, which is the Company’s functional currency. This modification resulted in a classification change from a derivative liability to an equity instrument. Prior to the modification, the Company had recognized a $0.4 million gain from changes in the fair value of the warrants for the year ended December 31, 2012.

e)	Restricted Share Units and Restricted Shares

The restricted share units and restricted share plan (“RSU Plan”) was created to align the directors’, employees’ and consultants’ (collectively the “Participants”) interests with the shareholders’ interests. The fair value of the restricted share units issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s practice is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the common shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive loss over the vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to the Rosemont Project Participants is capitalized to development costs over the vesting period. Upon vesting and the Company’s issue of common shares, the fair value is transferred to share capital.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

On March 26, 2013, the Company issued an aggregate of 235,000 restricted shares and restricted share units to its officers at a price of $2.62 (Cdn$2.66) . The restricted shares and restricted share units vest over two years with a vesting condition tied to the construction of the Rosemont Project by a specified date. The Company also issued 100,000 restricted shares and restricted share units to its directors, of which one half vested immediately with the remainder to vest on the first year anniversary of the grant date.

The Company had previously issued a number of restricted shares and restricted share units with a vesting condition that was tied to the issuance of the final ROD and construction of the Rosemont Project by a specified date. In December 2013, the Company had determined that the condition would not be met resulting in forfeiture of the restricted shares and reversal of the related compensation expense.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2012 and 2013:

	December 31,				December 31,
Issue dates	2012	Issued	Forfeited	Vested	2013
Restricted shares
February 4, 2010	63,012	-	-	(63,012)	-
February 10, 2011	260,000	-	-	-	260,000
February 25, 2011	100,000	-	(100,000)	-	-
January 30, 2012	135,000	-	-	(44,999)	90,001
March 26, 2013	-	165,000	-	(10,000)	155,000
	558,012	165,000	(100,000)	(118,011)	505,001
Restricted share units
February 4, 2010	18,667	-	-	(18,667)	-
February 10, 2011	155,000	-	(20,000)	-	135,000
January 30, 2012	55,000	-	-	(18,333)	36,667
May 7, 2012	20,000	-	-	(6,666)	13,334
March 26, 2013	-	170,000	-	(40,000)	130,000
	248,667	170,000	(20,000)	(83,666)	315,001
Total	806,679	335,000	(120,000)	(201,677)	820,002

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

10.	SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

a)	Changes in working capital items

	2013	2012
Accounts receivable	$(123,139)	$(24,520)
Due from related parties	(193,141)	48,830
Prepaids and other	(112,607)	204,101
Accounts payable and accrued liabilities	451,794	246,713
	$22,907	$475,124

Interest received	$18,926	$76,332
Interest paid	$-	$-
Income taxes paid	$-	$-

b)	Accounts receivable

	December 31,	December 31,
	2013	2012
UCM receivable	$7,424,289	$4,477,950
Other	230,351	70,082
	$7,654,640	$4,548,032

Included in accounts receivable as at December 31, 2013, is a $7.4 million (December 31, 2012 - $4.5 million) receivable from UCM for their share of advances and loans made by the Company to the Rosemont Project (Note 3a). The Company holds no collateral for any receivable outstanding as at December 31, 2013 and anticipates full recovery of these amounts.

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at December 31, 2013, included in due from related parties was $0.01 million (December 31, 2012 - $0.02 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Costs incurred by ManCo are allocated between the Related Companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For the year ended December 31, 2013, ManCo charged the Company $1.3 million (2012 - $1.3 million) for its share of salaries, rent and other administrative expenses.

As discussed in Note 8, the Company entered into a Notes Purchase Agreement with Richard W. Warke, the Executive Chairman of the Company. The Company issued an aggregate of Cdn$5 million in Notes to Mr. Warke and paid him a 2% commitment fee in accordance with the terms of the Notes Purchase Agreements

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013 and 2012, are as follows:

	2013	2012
Salaries and benefits	$2,205,769	$2,156,950
Stock-based compensation	2,198,925	2,462,304
	$4,404,694	$4,619,254

12.	FINANCIAL INSTRUMENTS

IFRS 13, Fair Value Measurements, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, warrants liability, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. Warrants liability and derivative liability are classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

	December 31,	December 31,
	2013	2012
Cash and cash equivalents	$460,252	$371,288
Accounts receivable	334,205	55,475
Short-term investments	145,935	259,440
Accounts payable and accrued liabilities	(658,661)	(575,752)
Derivative liability	(2,058,157)	-
Long-term liability	(6,682,008)	-
	$(8,458,434)	$110,451

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.8 million (2012 - $0.01 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large U.S. bank and are invested in either short-term GICs or high interest saving accounts. The partner receivable is with UCM, a company formed by Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”). KORES is wholly-owned and supported by the Korean government and LGI is part of the LG Group, one of the largest conglomerates of South Korea. Management believes the risk of loss is remote.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont Property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies with advanced stage projects, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into the EI Agreement with UCM that enables UCM to earn up to a 20% interest in the Rosemont Project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue additional Common Shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors of the Company.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include repayment or financing of the Extended Loan with Red Kite, scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont Project, as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at December 31, 2013:

	Less than 1			More than 5
	year	1-3 years	3-5 years	years	Total
Accounts payable and accruedliabilities	$4,425,550	$-	$-	$-	$4,425,550
Other liability (Note 6)	3,615,125				3,615,125
Long-term debt (Note 8)	100,062,301	1,316,284	10,067,852	-	111,446,437
JPAR and right of way	15,081,570	-	-	-	15,081,570
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,254,529	2,964,301	2,723,944	33,077,942	40,020,716
	$126,290,175	$65,075,990	$12,791,796	$33,077,942	$237,235,903

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash deposits of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered (escalated at 1% per annum commencing after 3 years of production), or the prevailing market price, if lower, during the mine life. The drawdown of the cash deposits is subject to the Company receiving the final required permits and the arrangement of project financing.

In September 2010, the Company, in connection with formation of the Rosemont joint arrangement and the EI Agreement, provided UCM with the right to enter into off-take agreements with Rosemont for the purchase of 30% of copper concentrate and 20% of molybdenum concentrate produced annually from Rosemont at market terms. These offtake contracts have not yet been executed.

In the event of a change in control, the Cdn$ 10 million Notes, along with accrued and unpaid interest, is subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Change of Control Payment is payable in either cash or common shares of the Company at the option of the Note Holders.

The Company has also signed an off-take agreement with Red Kite for the sale of 20% of Rosemont’s annual copper concentrate production until such time as a cumulative total of 1.5 million dry metric tonnes of copper concentrate have been delivered to Red Kite.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

14.	INCOME TAXES

a)	Income tax expense

The provision for income taxes reported differs from the amount computed by applying combined Canadian federal and provincial income tax rates to the loss before taxes due to the following:

	2013	2012
Loss before taxes	$(6,643,167)	$(7,413,877)
Statutory tax rate	25.75%	25.00%
Recovery of income taxes computed at statutory rates	(1,711,000)	(1,853,000)
Difference in foreign tax rates	(273,000)	(315,000)
Current year tax losses not recognized	1,192,000	2,363,000
Foreign exchange gain (loss)	(506,000)	118,000
Stock-based compensation	1,555,000	1,000,000
Other permanent differences	(404,000)	992,000
Deferred income tax expense (recovery)	$(147,000)	$2,305,000

b)	The significant components and movements of the Company's deferred tax assets and liabilities are as follows:

	December 31,	Recognized in	December 31,
	2012	Profit (Loss)	2013

Non-capital losses and other future tax deductions	$25,366,000	$1,625,000	$26,991,000
Other assets and liabilities	-	378,000	378,000
Long-term debt	(245,000)	245,000	-
Mineral properties, deferred development and capital assets	(28,637,000)	(2,101,000)	(30,738,000)
Deferred income tax asset (liability)	$(3,516,000)	$147,000	$(3,369,000)

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

c)	Deductible temporary differences have not been recognized in respect of the following items:

	2013	2012
Non-capital losses and other future tax deductions	$85,729,000	$77,882,000
Mineral properties, development costs, and capital assets	229,000	298,000
Other assets	3,555,000	743,000
	$89,513,000	$78,923,000

As at December 31, 2013, the Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profit will be available against which the Company can utilize the benefits.

As of December 31, 2013, the Company has U.S. loss carry forwards of approximately $74.5 million (2012 - $67.7 million), Canadian loss carry forwards of approximately $39.5 million (2012 - $33.1 million), Mexican tax losses of $1.1 million (2012 – $0.1 million) and Barbados tax losses of $0.1 million (2012 – nil) available to reduce future years’ income for tax purposes. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions.

d)	Expiry of non-capital losses:

The non-capital loss carry forwards expire as follows:

Expiry of Tax Losses	Canada	Mexico	Barbados
December 31, 2015	$2,334,000	$-	$-
December 31, 2022	-	447,000	-
December 31, 2023	-	633,000	-
December 31, 2025	-	-	-
December 31, 2026	2,673,000	-	-
December 31, 2027	3,232,000	-	-
December 31, 2028	2,226,000	-	6,000
December 31, 2029	3,867,000	-	12,000
December 31, 2030	5,501,000	-	13,000
December 31, 2031	4,526,000	-	21,000
December 31, 2032	6,586,000	-	12,000
December 31, 2033	8,530,000	-	12,000
	$39,475,000	$1,080,000	$76,000

e)	Unrecognized deferred tax liabilities:

As at December 31, 2013, the Company had no taxable temporary difference (2012 – nil) relating to investments in subsidiaries that has not been recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Augusta Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(All amounts are in U.S. dollars unless otherwise noted)

15.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at December 31, 2013, the Company’s non-current assets in Canada were $0.3 million (December 31, 2012 - $1.4 million) and in the U.S. were $307.3 million (December 31, 2012 - $273.2 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

The following table summarizes the net comprehensive loss by geographic location for the years ended December 31, 2013 and 2012:

	2013	2012
Canada	$(4,034,675)	$(4,709,195)
U.S.	(2,461,492)	(5,009,682)
Net comprehensive loss	$(6,496,167)	$(9,718,877)